EXHIBIT 3.1
Amendment to Certificate of Designation

CERTIFICATE OF AMENDMENT
TO CERTIFICATE OF DESIGNATION, RIGHTS AND PREFERENCES OF
SERIES A CONVERTIBLE PREFERRED STOCK OF
MEDIANET GROUP TECHNOLOGIES, INC.

(Pursuant to NRS 78.1955 - After Issuance of Class or Series)

MEDIANET GROUP TECHNOLOGIES, INC., a Nevada corporation (the “Company”), does hereby certify as follows:

1.           The name of the corporation is MediaNet Group Technologies, Inc.

2.           The class or series of stock being amended is the Series A Convertible Preferred Stock of the Company.

3.           The sole holder of the Series A Convertible Preferred Stock approved this amendment to the Certificate of Designation, Rights and Preferences of the Series A Convertible Preferred Stock (“Certificate of Designation”) by unanimous written consent dated as of  May 24, 2010.  Other than the foregoing, no stockholder approval is required pursuant to NRS 78.1955.

4.           By a resolution adopted by the Board of Directors, the Certificate of Designation is being amended as follows:

(i)           Section 3 of the Certificate of Designation is hereby amended and restated in its entirety as follows:

“3.           Dividend Amounts and Payment Dates.  Holders of Series A Convertible Preferred Stock shall participate pari passu with holders of Common Stock on the basis of 55.514574 shares of Common Stock for each share of Series A Convertible Preferred Stock in any dividends declared and paid by the Company, but shall have no dividend preference.”

(ii)           Section 4(a) of the Certificate of Designation is hereby amended and restated in its entirety as follows:

“(a)           Number of Votes; Voting with Common Stock. Each holder of outstanding shares of Series A Convertible Preferred Stock shall be entitled to 55.514574 votes for each share of Series A Convertible Preferred Stock held at the record date for the determination of stockholders entitled to vote at each meeting of stockholders of the Company (and written actions of stockholders in lieu of meetings) with respect to any and all matters presented to the stockholders of the Company for their action or consideration. Except as provided by Nevada statutes, holders of Series A Convertible Preferred Stock shall vote together with the holders of Common Stock as a single class.”

(iii)           Section 5(a) of the Certificate of Designation is hereby amended and restated in its entirety as follows:

“(a)           In the event that the Company’s shareholders approve an increase in the Company’s authorized shares of Common Stock to not less than five hundred million (500,000,000) shares, then each share of the Series A Convertible Preferred Stock then outstanding shall automatically be converted into 55.514574 shares of Common Stock without further action by the holders of the Series A Convertible Preferred Stock or the Company.”

(iv)           Section 7(a) of the Certificate of Designation is hereby amended and restated in its entirety as follows:

“(a)           Liquidation Value. Each share of the Series A Convertible Preferred Stock shall be deemed converted into 55.514574 shares of Common Stock and shall participate pari passu with the Common Stock of the Company in the proceeds available to the Company’s shareholders upon the liquidation, dissolution, or winding up of the Company.”

IN WITNESS WHEREOF, MEDIANET GROUP TECHNOLOGIES, INC. has caused this Certificate of Amendment to be duly executed by its duly authorized officer or representative this 24th day of May, 2010.

MEDIANET GROUP TECHNOLOGIES, INC.

By:
Name:
Title: